SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

i3 Mobile, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share	465713 10 5
(Title of class of securities)	(CUSIP number)

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, Maryland 20878
(301) 721-3000
(Name, address and telephone number of person authorized
to receive notices and communications)

September 12, 2003
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1 of 10 pages)

CUSIP No. 465713 10 5	13 D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON:	ACE*COMM Corporation

	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	52-1283030

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b)	[ ] [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):			[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland

NUMBER OF	7	SOLE VOTING POWER:	0 shares of Common Stock
SHARES

BENEFICIALLY	8	SHARED VOTING POWER:	5,762,300 shares of Common Stock
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:	0 shares of Common Stock
REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	5,762,300 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	28.2%

14	TYPE OF REPORTING PERSON:	CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ACE*COMM Corporation that it is the beneficial owner of any of the common stock of i3 Mobile, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Issuer Common Stock”), of i3 Mobile, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 181 Harbor Drive, Stamford, CT 06902.

Item 2. Identity and Background.

            (a) The name of the person filing this statement is ACE*COMM Corporation, a Maryland corporation (“ACE*COMM”).

            (b) The address of the principal office and principal business of ACE*COMM is 704 Quince Orchard Road, Gaithersburg, Maryland 20878.

            (c) ACE*COMM is a global provider of advanced Convergent Mediation™ products and Enterprise Telemanagement software applications. ACE*COMM’s solutions are employed in wired and wireless networks that deliver voice, data, mixed media and Internet communications. ACE*COMM’s technology provides the ability to capture, secure, validate, and enhance data from multiple networks. These operations are performed interactively with a data warehouse, and processed information is distributed in near real-time, to all types of carrier OSS (operations support systems) and BSS (business support systems). Solutions are matched to each customer’s business environment. ACE*COMM provides the analytical tools required to extract knowledge from operating networks – knowledge ACE*COMM’s customers use to generate more revenue, reduce costs, accelerate time-to-market for new services, and deliver more effective customer support.

            (d) During the past five years, neither ACE*COMM nor, to ACE*COMM’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither ACE*COMM nor, to ACE*COMM’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated as of September 12, 2003 (the “Merger Agreement”), by and among ACE*COMM, Ace Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of ACE*COMM (“Merger Sub”), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”), with each share of Issuer Common Stock being converted into the right to receive a to-be-determined number of shares of common stock of ACE*COMM, par value $.01 per share (“ACE*COMM Common Stock”). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer and the approval by the stockholders of ACE*COMM of the issuance of the ACE*COMM Common Stock in connection with the Merger. The foregoing summary of the Merger is qualified by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.

            (a) – (b) As described in Item 3 above, this Schedule 13D relates to the Merger of Merger Sub, a wholly owned subsidiary of ACE*COMM, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation and as a wholly owned subsidiary of ACE*COMM (the “Surviving Corporation”). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, a to-be-determined number of shares of ACE*COMM Common Stock. ACE*COMM will assume the Issuer’s 1995 Stock Incentive Plan, and 2000 Stock Incentive Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

As an inducement to ACE*COMM to enter into the Merger Agreement, certain stockholders (collectively, the “Affiliate Agreement Stockholders”) of the Issuer have entered into an Affiliate Agreement, dated as of September 12, 2003 (the “Affiliate Agreement”), with ACE*COMM and have, by executing the Affiliate Agreement, irrevocably appointed ACE*COMM (or any nominee of ACE*COMM) as his, her or its lawful attorney and proxy. Such proxy gives ACE*COMM the limited right to vote each of the 5,762,300 shares of Issuer Common Stock beneficially owned, including options and warrants, by the Affiliate Agreement Stockholders in all matters related to the Merger. The shared voting power with the Affiliate Agreement Stockholders of Issuer relates to 5,762,300 shares (including options and warrants) of Issuer Common Stock (the “Shares”). The Affiliate Agreement Stockholders and the number of Shares beneficially owned by each of them are set forth in Schedule B hereto which is hereby incorporated by reference. The foregoing summary of the Affiliate Agreement is qualified by reference to the copy of the form of Affiliate Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

In exercising its right to vote the Shares as lawful attorney and proxy of the Affiliate Agreement Stockholders, ACE*COMM (or any nominee of ACE*COMM) will be limited, at every Issuer stockholders’ meeting and every written consent in lieu of such meeting, to voting the Shares in favor of approval of the Merger and the Merger Agreement. The Affiliate Agreement Stockholders may vote the Shares on all other matters. The Affiliate Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

            (c) Not applicable.

            (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub, until their respective successors are duly elected or appointed and qualified. The officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

            (e) Other than as a result of the Merger described in Item 3 above, not applicable.

            (f) Not applicable.

            (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is i3 Mobile, Inc.” Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

            (h) – (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq Stock Market.

            (j) Other than as described above, ACE*COMM currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although ACE*COMM reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

            (a) – (b) As a result of the Affiliate Agreement, ACE*COMM may be deemed to be the beneficial owner of at least 5,762,300 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based on the number of shares outstanding on September 12, 2003 as represented by the Issuer in the Merger Agreement together with the shares underlying options and warrants reported in this Schedule 13D, approximately 28.2% of the issued and outstanding shares of Issuer Common Stock.

ACE*COMM has shared power to vote all of the Shares for the limited purposes described above in connection with the Affiliate Agreement. ACE*COMM does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Affiliate Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Affiliate Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Affiliate Agreement. To the best of ACE*COMM’s knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

            (c) Neither ACE*COMM nor, to the knowledge of ACE*COMM, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the Affiliate Agreement, to the knowledge of ACE*COMM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

            1. Agreement and Plan of Merger, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, Ace Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ACE*COMM Corporation, and i3 Mobile, Inc., a Delaware corporation.

            2. i3 Mobile, Inc. Affiliate Agreement, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, and certain stockholders of i3 Mobile, Inc., a Delaware corporation.

            Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 16, 2003

ACE*COMM CORPORATION

By:	/s/ STEVEN R. DELMAR
Name: Steven R. Delmar Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, Ace Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of ACE*COMM Corporation, and i3 Mobile, Inc., a Delaware corporation.

2.	i3 Mobile, Inc. Affiliate Agreement, dated as of September 12, 2003, by and among ACE*COMM Corporation, a Maryland corporation, and certain stockholders of i3 Mobile, Inc., a Delaware corporation.

Schedule A

Name	Present Principal Occupation

George T. Jimenez	Chairman of the Board, CEO, President and
Treasurer of ACE*COMM
Joseph A. Chisholm	Chief Operating Officer of ACE*COMM
Steven R. Delmar	Chief Financial Officer of ACE*COMM
Loretta L. Rivers	Secretary and Director of Human Resources of ACE*COMM
Paul G. Casner, Jr.	Director of ACE*COMM
Harry M. Linowes	Director of ACE*COMM
Gilbert A. Wetzel	Director of ACE*COMM

Schedule B

Stockholder	Number of Shares Beneficially Owned

W. Peter Daniels	247,500 (1)*

Edward J. Fletcher	61,000 (2)*

J. William Grimes	4,939,100 (3)*

James A. Johnson	449,000 (4)*

Matthew J. Stover	45,700 (5)*

Roger L. Werner	20,000 (6)*

BG Media Investors L.P.	4,821,600 *

Apex Strategic Partners, LLC and	421,500 *
Apex Investment Fund III, L.P.

*	As of September 12, 2003.

(1)	Includes 27,500 shares issuable upon the exercise of options.

(2)	Consists of 61,000 shares issuable upon the exercise of options.

(3)	Includes 117,500 shares issuable upon the exercise of options, and 4,821,600 shares of common stock held by BG Media Investors L.P. Mr. Grimes is the Managing Member of BG Media Investors LLC, the General Partner of BG Media Investors L.P. Mr. Grimes disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)	Consists of 421,500 shares of common stock held by Apex Investment Fund III, L.P. and Apex Strategic Partners, LLC. Mr. Johnson is President of Stellar Investment Co., the Managing Member of Apex Management III, LLC, which is the General Partner of Apex Investment Fund III, L.P. and the Manager of Apex Strategic Partners, LLC. Mr. Johnson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes options to purchase 27,500 shares of common stock.

(5)	Includes 45,000 shares issuable upon the exercise of options.

(6)	Consists of 20,000 shares exercisable upon the exercise of options.